Exhibit 99.1

Contact:

Patty Kehe

Corporate Secretary

Dynasil Corporation of America

Phone: 617.668.6855

pkehe@dynasil.com

Dynasil Corporation of America Reports

Year to Date Revenue is up 11% Over the Same 2015 Period

Newton, MA, August 11, 2016 – Dynasil Corporation of America (NASDAQ: DYSL), a developer and manufacturer of optics and photonics products, optical detection and analysis technology and components for the homeland security, medical and industrial markets, today announced its 2016 nine month year to date revenue is $32.9 million compared to $29.8 million in the same nine month period of 2015. This $3.1 million represents an increase of 11% in 2016 primarily driven by our Optics segment businesses. A substantial increase in revenue from our U.K. subsidiary’s previously announced three-year crystal component supply agreement, as well as the expansion of a product line in our U.S. Optics operations account for the majority of this increase.

Certain key metrics by segment for the nine months ended June 30, 2016 and 2015 are presented below:

Results of Operations for the Nine Months Ended June 30, 2016
	Optics	Contract Research	Biomedical	Total
Revenue	$18,415,000	$14,484,000	$-	$32,899,000
Gross Profit	6,330,000	5,639,000	-	11,969,000
GM %	34%	39%	-	36%
Operating expenses	5,233,000	5,107,000	1,099,000	11,439,000
Net Income (loss)	$875,000	$526,000	$(1,069,000)	$332,000

Results of Operations for the Nine Months Ended June 30, 2015
	Optics	Contract Research	Biomedical	Total
Revenue	$15,781,000	$13,964,000	$-	$29,745,000
Gross Profit	5,222,000	6,077,000	-	11,299,000
GM %	33%	44%	-	38%
Operating expenses	4,786,000	5,712,000	739,000	11,237,000
Net Income (loss)	$117,000	$356,000	$(715,000)	$(242,000)

“The Optics segment revenue was $18.4 million during the 2016 nine month period compared to $15.8 in the same period in 2015, a 17% improvement year over year. Contract Research revenue has grown 4% to $14.5 million, a substantial achievement given the delayed funding of awards from the government agencies to which we provide R&D services,” commented Peter Sulick, Dynasil’s CEO.

“For the 2016 year to date, the net income attributed to our Optics and Contract Research segments has increased to $1,401,000 from $473,000 in 2015,” continued Sulick. “Optics alone has increased to $875,000 from $117,000.  This is a substantial improvement over prior years.  Exclusive of the Xcede consolidated loss, Dynasil’s core operating units have improved net income performance by approximately 300% year to date.”

Revenue for the third quarter ended June 30, 2016 was $10.4 million compared to $10.2 million in the third quarter of 2015. “Our revenue growth continues in the Optics segment year over year driven predominantly by the new product offering that has been ramping up over the last 9 months in the U.K. The Optics companies reported revenues of $5.8 million in the quarter ended June 30, 2016, compared to $5.6 million of revenues in the same period of 2015,” stated CEO Sulick.

“Additionally, our Contract Research segment revenue for the third quarter of 2016 remained even with the same period in 2015. Our backlog in this segment has remained steady at $31.0 million compared with the quarter ended March 31, 2016. This has been a difficult year for contract R&D organizations in general, but indications are the government climate for R&D funding is improving. We are anticipating a much improved fourth quarter and 2017.”

Dynasil’s net income for the third quarter of fiscal 2016 was $0.3 million, down slightly from last year’s net income of $0.4 million for the third quarter of fiscal 2015. The net income also included expenses of approximately $0.4 million and $0.2 million in the three months ended June 30, 2016 and 2015, respectively, associated with research and start-up costs of Xcede Technologies, our majority-owned joint venture with Mayo Clinic. Xcede incurred a stock expense charge during the quarter as the final anti-dilution adjustment in satisfaction of the anti-dilution clause in the existing licensing agreement between Xcede and Mayo. Dynasil has voting control of Xcede via its common stock ownership, thus Dynasil is required to include Xcede in the company’s consolidated financial statements even though Dynasil is no longer funding Xcede.

Conference Call Information

Dynasil will host a conference call for investors and analysts at 5:00 p.m. on August 11, 2016. The call will be hosted by Chairman, CEO and President Peter Sulick and Chief Financial Officer Robert Bowdring. Those who wish to listen to the conference call can go to the event page at or visit the Investor Information section of the Company’s website at www.dynasil.com. The call also may be accessed by dialing (888) 346-2613 or (412) 902-4252. For interested individuals unable to join the live conference call, a webcast replay will be available on the Company’s website for one year.

About Dynasil

Dynasil Corporation of America (NASDAQ: DYSL) develops and manufactures optics and photonics products, optical detection and analysis technology and components for the homeland security, medical and industrial markets. Combining world-class expertise in research and materials science with extensive experience in manufacturing and product development, Dynasil is commercializing products including dual-mode radiation detection solutions for Homeland Security and commercial applications and sensors for non-destructive testing. Dynasil has an impressive and growing portfolio of issued and pending U.S. patents. The Company is based in Newton, MA, with additional operations in MA, MN, NY, NJ and the United Kingdom. More information about the Company is available at www.dynasil.com.

Forward-Looking Statements

This press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements regarding future events and our future results are based on current expectations, estimates, forecasts, and projections and the beliefs and assumptions of our management, including, without limitation, our expectations regarding Xcede’s ability to obtain financing from outside investors. Actual results of the future events described in such forward-looking statements could differ materially from those stated in such forward-looking statements due to a number of important factors, including the availability of financing sources, as well as the uncertainties set forth in the Company's Annual Report on Form 10-K and from time to time in the Company's other filings with the Securities and Exchange Commission. The Company disclaims any intention or obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Dynasil Corporation of America and Subsidiaries

Consolidated Balance Sheets (Unaudited)

	June 30, 2016	September 30, 2015
ASSETS
Current Assets
Cash and cash equivalents	$232,000	$1,295,000
Accounts receivable, net	4,928,000	3,382,000
Costs in excess of billings and unbilled receivables	1,250,000	1,518,000
Inventories, net of reserves	3,926,000	3,066,000
Prepaid expenses and other current assets	1,177,000	1,125,000
Total current assets	11,513,000	10,386,000

Property, Plant and Equipment, net	7,113,000	6,662,000
Other Assets
Intangibles, net	1,096,000	1,225,000
Goodwill	5,940,000	6,131,000
Security deposits	60,000	58,000
Total other assets	7,096,000	7,414,000

Total Assets	$25,722,000	$24,462,000

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
Line of credit	$104,000	$1,455,000
Current portion of long-term debt	2,397,000	112,000
Capital lease obligations, current	98,000	76,000
Convertible notes and accrued interest	2,600,000	2,123,000
Accounts payable	1,710,000	1,886,000
Deferred revenue	229,000	109,000
Accrued expenses and other liabilities	2,737,000	2,650,000
Total current liabilities	9,875,000	8,411,000

Long-term Liabilities
Long-term debt, net of current portion	827,000	1,288,000
Capital lease obligations, net of current portion	161,000	43,000
Deferred tax liability	241,000	242,000
Other long-term liabilities	46,000	50,000
Total long-term liabilities	1,275,000	1,623,000

Stockholders' Equity
Dynasil stockholders' equity	14,668,000	14,616,000
Noncontrolling interest	(96,000)	(188,000)
Total stockholders' equity	14,572,000	14,428,000

Total Liabilities and Stockholders' Equity	$25,722,000	$24,462,000

Dynasil Corporation of America and Subsidiaries

Consolidated Statement of Operations and Comprehensive Income (Loss)

(Unaudited)

	Three Months Ended		Nine Months Ended
	June 30,		June 30,
	2016	2015	2016	2015
Net revenue	$10,406,000	$10,239,000	$32,899,000	$29,745,000
Cost of revenue	6,479,000	6,206,000	20,930,000	18,446,000
Gross profit	3,927,000	4,033,000	11,969,000	11,299,000
Operating expenses:
Sales and marketing	246,000	312,000	930,000	986,000
Research and development	544,000	356,000	1,547,000	1,145,000
General and administrative	2,811,000	2,882,000	8,966,000	9,284,000
(Gain) loss on sale of assets	-	8,000	(4,000)	(178,000)

Total operating expenses	3,601,000	3,558,000	11,439,000	11,237,000
Income (loss) from operations	326,000	475,000	530,000	62,000
Interest expense, net	78,000	124,000	215,000	372,000
Income (loss) before taxes	248,000	351,000	315,000	(310,000)
Income tax (credit)	32,000	(14,000)	101,000	7,000
Net income (loss)	216,000	365,000	214,000	(317,000)
Less: Net loss attributable to noncontrolling interest	(42,000)	(23,000)	(118,000)	(75,000)
Net income (loss) attributable to common stockholders	$258,000	$388,000	$332,000	$(242,000)

Net income (loss)	$216,000	$365,000	$214,000	$(317,000)
Other comprehensive income (loss):
Increase in pension liability	-	-	-	318,000
Foreign currency translation	(417,000)	251,000	(673,000)	(138,000)
Total comprehensive income (loss)	$(201,000)	$616,000	$(459,000)	$(137,000)

Basic net income (loss) per common share	$0.02	$0.02	$0.02	$(0.01)
Diluted net income (loss) per common share	$0.02	$0.02	$0.02	$(0.01)

Weighted average shares outstanding
Basic	16,698,205	16,439,637	16,628,279	16,368,313
Diluted	16,701,737	16,447,088	16,671,016	16,368,313